                             ===================================================
                               OMB APPROVAL
                             ---------------------------------------------------

                               OMB Number:.............................3235-0145
                               Expires:........................December 31, 1997
                               Estimated average
                               burden hours per form.......................14.90
                             ===================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D C 20549

                                  SCHEDULE 13D
                      Under the Securities Exchange Act of
                                      1934
                                (Amendment No 2)*


                                3DX Technologies
--------------------------------------------------------------------------------
                                 Name of Issuer


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88554G109
--------------------------------------------------------------------------------
                                  CUSIP Number


            Cheryl Sorokin, Executive Vice President and Secretary
         BankAmerica Corporation, Corporate Secretary's Office #13018
                555 California Street, San Francisco, CA 94104
                                 (415) 622-3530
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications


                                 October 1, 1997
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP No. 88554G109                               Page 2 of 11
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)[_]

                                    (b)[_]
--------------------------------------------------------------------------------
      3    SEC USE ONLY

--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                      [_]
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
 -------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
     NUMBER OF
      SHARES                        0
                           -----------------------------------------------------
   BENEFICIALLY                8    SHARED VOTING POWER

      OWNED                         665,900 shares (Includes shares held by The
                                    Robertson Stephens Orphan Fund of which
                                    Robertson, Stephens & Company Investment
                                    Management, L.P. and Bayview Investors, Ltd.
                                    are the general partners. Includes shares
                                    held by The Robertson Stephens Orphan
                                    Offshore Fund, L.P. of which Robertson,
                                    Stephens & Company Investment Management,
                                    L.P. is the general partner. Includes shares
                                    held by The Robertson Stephens Global
                                    Natural Resources Fund of which Robertson,
                                    Stephens & Co. Investment Management, L.P.
                                    is investment adviser. See Item 5.)
                           -----------------------------------------------------
                               9    SOLE DISPOSITIVE POWER
     BY EACH
                                    0
    REPORTING              -----------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                    665,900
--------------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           665,900
--------------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

--------------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.23 %
--------------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON

           IA
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP No. 88554G109                               Page 3 of 11
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bayview Holdings, Inc.
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)[_]

                                    (b)[_]
--------------------------------------------------------------------------------
      3    SEC USE ONLY

--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
 -------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
     NUMBER OF
      SHARES                        0
                           -----------------------------------------------------
   BENEFICIALLY                8    SHARED VOTING POWER

      OWNED                         665,900 shares (Includes shares held by The
                                    Robertson Stephens Orphan Fund of which
                                    Robertson, Stephens & Company Investment
                                    Management, L.P. and Bayview Investors, Ltd.
                                    are the general partners. Includes shares
                                    held by The Robertson Stephens Orphan
                                    Offshore Fund, L.P. of which Robertson,
                                    Stephens & Company Investment Management,
                                    L.P. is the general partner. Includes shares
                                    held by The Robertson Stephens Global
                                    Natural Resources Fund of which Robertson,
                                    Stephens & Company Investment Management,
                                    L.P. is investment adviser. Bayview
                                    Holdings, Inc. is the general partner of
                                    Robertson Stephens & Company Investment
                                    Management, L.P. and managing member of
                                    Robertson, Stephens & Company Private Equity
                                    Group, L.L.C., which is general partner of
                                    Bayview Investors, Ltd. See Item 5.)
                           -----------------------------------------------------
                               9    SOLE DISPOSITIVE POWER
     BY EACH
                                    0
    REPORTING              -----------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                    665,900
--------------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           665,900
--------------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

--------------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.23 %
--------------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON

           CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                      CUSIP No. 88554G109                         Page 4 of 11
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)[_]
                                                                   (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
     NUMBER OF
      SHARES                           0
                           -----------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER

       OWNED                           665,900 shares (Includes shares held by
                                       The Robertson Stephens Orphan Fund of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. and Bayview
                                       Investors, Ltd. are the general partners.
                                       Includes shares held by The Robertson
                                       Stephens Orphan Offshore Fund, L.P. of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. is the
                                       general partner. Includes shares held by
                                       The Robertson Stephens Global Natural
                                       Resources Fund of which Robertson,
                                       Stephens & Co Investment Management, L.P.
                                       is investment adviser. Robertson Stephens
                                       Investment Management Co. owns Bayview
                                       Holdings, Inc. which is general partner
                                       of Robertson, Stephens & Company
                                       Investment Management, L.P. and managing
                                       member of Robertson, Stephens & Company
                                       Private Equity Group, L.L.C. Robertson,
                                       Stephens & Company Private Equity Group,
                                       L.L.C. is general partner of Bayview
                                       Investors, Ltd.
                           -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
      BY EACH
                                       0
     REPORTING             -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
    PERSON WITH
                                       665,900
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                665,900
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.23%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                      CUSIP No. 88554G109                         Page 5 of 11
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BankAmerica Corporation
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)[_]
                                                                   (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
     NUMBER OF
      SHARES                           0
                           -----------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER

      OWNED                            665,900 shares (Includes shares held by
                                       The Robertson Stephens Orphan Fund of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. and Bayview
                                       Investors, Ltd. are the general partners.
                                       Includes shares held by The Robertson
                                       Stephens Orphan Offshore Fund, L.P. of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. is the
                                       general partner. Includes shares held by
                                       The Robertson Stephens Global Natural
                                       Resources Fund of which Robertson,
                                       Stephens & Co Investment Management, L.P.
                                       is investment adviser. BankAmerica
                                       Corporation owns Robertson Stephens
                                       Investment Management Co. which owns
                                       Bayview Holding, Inc. which is general
                                       partner of Robertson, Stephens & Company
                                       Investment Management, L.P. and managing
                                       member of Robertson, Stephens & Company
                                       Private Equity Group, L.L.C. Robertson,
                                       Stephens & Company Private Equity Group,
                                       L.L.C. is general partner of Bayview
                                       Investors, Ltd. See Item 5.)
                           -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
     BY EACH
                                       0
    REPORTING              -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
   PERSON WITH
                                       665,900
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                665,900
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.23%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Cusip No. 88554G109                                       Page 6 of 11



Item 1.       Security and Issuer.
              --------------------

              This Amended Schedule 13D is filed with respect to the Common Stock of 3DX Technologies, Inc. (the "Company") whose principal offices are located at 12012 Wickchester, Suite 250, Houston, TX 77079-1208.

Item 2:       Identity and Background.
              ------------------------

              The Amended Schedule 13D is filed on behalf of Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("Bank"), and Robertson Stephens Investment Management Co. ("Robertson Parent") ("Filing Parties").

              This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore"), and The Robertson Stephens Global Natural Resources Fund ("Natural Resources") ("the Funds"), and the indirect beneficial ownership of Bayview ("Bayview"), Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bank, Robertson Parent, Investment Adviser and Bayview Holdings in the shares of the Company held by the Funds.

I.     (a)    Orphan is a California limited partnership. Investment Adviser and
              Bayview are the general partners.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities

II.    (a)    Orphan Offshore is a Cayman Islands limited partnership.
              Investment Adviser is the general partner.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities

III.   (a)    Natural Resources is a series of Robertson Stephens Investment
              Trust ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

Cusip No. 88554G109                                       Page 7 of 11

       (c)    registered investment company


IV.    (a)    Bayview is a California limited partnership and general partner of
              Orphan and Orphan Offshore.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities

V.     (a)    Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    holding company

VI.    (a)    Investment Adviser is a California limited partnership. It is investment adviser to Natural Resources and general partner to Orphan and Orphan Offshore.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    registered investment advisor

VII.   (a)    Bank is a Delaware corporation.  It wholly owns Robertson Parent.

       (b)    Corporate Secretary's Office #13018
              555 California Street
              San Francisco, CA 94104
              (principal office and principal place of business)

       (c)    bank holding company

VIII.  (a)    Robertson Parent is a Delaware corporation. It is wholly owned by
              Bank. It owns Bayview Holdings.

       (b)    Corporate Secretary's Office #13018
              555 California Street
              San Francisco, CA 94104
              (principal office and principal place of business)

Cusip No. 88554G109                                       Page 8 of 11

       (c)    holding company

IX.    (a)    Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104

       (c)    holding company

         Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

         During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Bank incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

Item 3:       Source and Amount of Funds or Other Consideration:
              --------------------------------------------------

              The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.

Item 4:       Purpose of Transaction:
              -----------------------

              This filing is being made to report the beneficial ownership of securities held by Robertson Stephens which may be imputed to Bank and certain of its subsidiaries due to Bank's recent acquisition of that company. The filing of this statement shall not be construed as an admission that Bank, Bayview Holdings or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

              The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

Cusip No. 88554G109                                       Page 9 of 11

Item 5:       Interest in Securities of the Issuer.
              -------------------------------------

              (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:


                                               No. of Shares
         Name of                                Beneficially       Percentage of
         Beneficial Owner/(1)/                         Owned               Class
         -----------------------------------------------------------------------
         Orphan                                      301,000               4.17%
         Orphan Offshore                              63,900                .89%
         Natural Resources                           301,000               4.17%
         Investment Adviser                          665,900               9.23%
         Bayview                                     301,000               4.17%
         Bayview Holdings                            665,900               9.23%
         Bank                                        665,900               9.23%
         Robertson Parent                            665,900               9.23%
         Private Equity Group                        301,000               4.17%


(1) As noted in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

         (c) The following is a list of transactions by the filing parties in the last 60 days.


           Entity            Date        Shares      Price       Transaction
      ----------------       ----        ------      -----       -----------
      Natural Resources    8/19/97      100,000      8.06    open mkt purchase
                                                             NASDAQ

      Orphan               8/19/97      123,700      8.06    open mkt purchase
                                                             NASDAQ

      Orphan Offshore      8/19/97       26,300      8.06    open mkt purchase
                                                             NASDAQ


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           See Item 5.

Item 7.    Material to Be Filed as Exhibits.
           ---------------------------------

           Exhibit A  - Joint Filing Agreement
           Exhibit B  - Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties

Cusip No. 88554G109                                       Page 10 of 11

Signature.
----------

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        October 10, 1997

              ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*



              BAYVIEW HOLDINGS, INC.*



              BANKAMERICA CORPORATION*



              ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*




              *By:    /s/  JEFFREY R. LAPIC

                      Jeffrey R. Lapic
                      Assistant General Counsel of
                      Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

Cusip No. 88554G109                                       Page 11 of 11

                                    EXHIBIT A
                                    ---------

                             Joint Filing Agreement
                             ----------------------

              The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:         October 10, 1997


              ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*


              BAYVIEW HOLDINGS, INC.*


              BANKAMERICA CORPORATION*


              ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*




*By:          /s/  JEFFREY R. LAPIC

              Jeffrey R. Lapic
              Assistant General Counsel of
              Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                        RESOLUTIONS - SIGNING AUTHORITY



Board of Directors                              Adopted:  November 1, 1993
BankAmerica Corporation                         Last amended:  April 28, 1997


          GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
          ----------------------------------------------------------

    2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.



Board of Directors                       September 24, 1997
Bayview Holdings, Inc.

                 GENERAL OPERATING RESOLUTION (Excerpts from)
                 --------------------------------------------


          4. This board authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

Board of Directors                                      September 25, 1997
Robertson Stephens Investment
Management Co.


                 General Operating Resolution (Excerpts from)
                 --------------------------------------------

          4. This board authorizes any officer of the Corporation, or any attorney in the Legal Department of Bank of America NT&SA or BancAmerica Securities, Inc. with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of the Corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.





Board of Directors                                      September 30, 1997
BancAmerica Securities, Inc.


                 GENERAL OPERATING RESOLUTION (Excerpts from)


     4. This board authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA or BancAmerica Securities, Inc. attorney with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

                               POWER OF ATTORNEY
                               -----------------


     Each of the undersigned appoints Robert Greenwood, Terry Otton, Paul Stephens, Christine Tonsfeldt, Dana Welch, and all individuals identified on Exhibit A hereto, with full power to each of them to act alone, as his or its true and lawful attorney-in-fact and agent to execute on his or its behalf all Schedules 13D and 13G and Forms 3, 4 and 5 and any amendments thereto, and any successor or supplemental forms that may be adopted by the Securities and Exchange Commission in the future, and to do anything in connection with preparation and filing of such documents as any such agent deems appropriate.


The Contrarian Fund
The Robertson Stephens Developing Countries Fund
The Robertson Stephens Diversified Growth Fund
The Robertson Stephens Global Low-Priced Stock Fund
The Robertson Stephens Global Natural Resources Fund
The Robertson Stephens Growth & Income Fund
The Information Age Fund
The Robertson Stephens MicroCap Growth Fund
The Robertson Stephens Partners Fund
The Robertson Stephens Value + Growth Fund
The Robertson Stephens Global Value Fund
The Robertson Stephens Black Bear Fund, L.P.
Crossover Investment Management LLC
Robertson Stephens Emerging Growth Partners, L.P.
Golden Bear Fund
Delta Growth Fund, L.P.
     By:  Robertson, Stephens & Company Investment Management, L.P.
     By:  Bayview Holdings, Inc.

Robertson, Stephens & Company Investment Management, L.P.
     By:  Bayview Holdings, Inc.

The Robertson Stephens Emerging Growth Fund
     By: RS Investment Management, Inc.
     By: RS Regulated I, L.L.C.
     By: Bayview Holdings, Inc.

RS Investment Management, Inc.
     By:  RS Regulated I, L.L.C.
     By:  Bayview Holdings, Inc.

Robertson Stephens & Co. Private Equity Group, L.L.C.
     By:  Bayview Holdings, Inc.

Bayview Investors, Ltd.
     By:  Robertson, Stephens & Company Private Equity Group,
          L.L.C.
     By:  Bayview Holdings, Inc.

Crossover Fund II
Crossover IIA
     By:  Crossover Investment Management, L.L.C.
     By:  Robertson, Stephens & Company Investment Management,
          L.L.C.
     By:  Bayview Holdings, Inc.

RS & Co. IV, L.P.
     By:  RS & Co. Venture Partners, IV, L.P.
     By:  Robertson, Stephens & Company Private Equity Group,
          L.L.C.
     By:  Bayview Holdings, Inc.

The Robertson Stephens Orphan Fund
     By:  Robertson, Stephens & Company Investment Management,
          L.P.
     By:  Bayview Holdings, Inc.



     By:     Dana Welch                                         October 14, 1997
        -----------------------------------------------
          on behalf of Bayview Holdings, Inc.


The Robertson Stephens Black Bear Offshore
Fund Limited


     By:    /s/ Patrick Agernian                                October 14, 1997
        ------------------------------------------------


The Robertson Stephens Orphan Offshore
Fund, L.P.


     By:   /s/ Patrick Agernian                                 October 14, 1997
        ------------------------------------------------
          Orphan Administrator General Partner, Ltd.
          General Partner

                                   Exhibit A
                                   ---------


1.   The following officers of BankAmerica Corporation:

               Chairman of the Board
               Chief Executive Officer
               President
               Vice Chairman of the Board
               President, Global Retail Bank
               President, Global Wholesale Bank
               Vice Chairman
               Chief Financial Officer
               Treasurer
               Executive Vice President
               Senior Vice President
               Vice President
               Secretary
               Assistant Treasurer
               Assistant Secretary
               Assistant Vice President

2. Any member of the Legal Department of Bank of America National Trust & Savings Association or BancAmerica Robertson Stephens holding the title of counsel or a title senior thereto.

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.               1955 North Surveyor Ave.       Chairman of the Board and CEO
 Alibrandi               Simi Valley, CA  93063         Whittaker Corporation
                                                        (principal business: aerospace manufacturing)

*Peter B.                270 Lafayette Circle           Chairman of the Board and
 Bedford                 Lafayette, CA  94549           Chief Executive Officer
                                                        Bedford Property Investors, Inc.
                                                        (principal business: real estate investment trust)

 Kathleen J.             555 California Street          Vice Chairman and Personnel Relations Officer
 Burke                   San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Richard A.              123 Mission St.                Retired
 Clarke                  San Francisco, CA  94106

*David A.                555 California Street          Chairman of the Board, President
 Coulter                 San Francisco, CA  94104       and Chief Executive Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Timm F.                 c/o Hallmark Cards, Inc.       Retired
 Crull                   1024 E. Balboa Blvd.
                         Newport Beach, CA  92661

*Kathleen                147 Clifton Street             President
 Feldstein               Belmont, MA  02178             Economics Studies, Inc.
                                                        (principal business: economics consulting)

*Donald E.               Pacific Telesis Center         Chairman Emeritus
 Guinn                   130 Kearny St.                 Pacific Telesis Group
                         San Francisco, CA  94108       (principal business: telecommunications)

*Frank L.                2726 Shelter Island Dr.        Consulting Architect
 Hope                    San Diego, CA  92106           (principal business: architecture)

 H. Eugene               555 California Street          President, Global Retail Bank
 Lockhart                San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Walter E.               Office of the President        President
 Massey                  830 Westview Drive, S.W.       Morehouse College
                         Atlanta, GA  30314             (principal business: education)

 Jack L.                 555 California Street          Vice Chairman
 Meyers                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael J.              555 California Street          President, Global Wholesale Bank
 Murray                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael E.              555 California Street          Vice Chairman and
 O'Neill                 San Francisco, CA  94104       Chief Financial Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*John M.                227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman                Chicago, IL  60606              (principal business: law)

*Sanford Robertson      555 California Street           (principal business: banking and finance)
                        San Francisco, CA  94104

*Richard M.             555 California Street           Retired
 Rosenberg              San Francisco, CA  94104

*A. Michael             Memorial Way, Room 140          Dean of Graduate School of Business
 Spence                 Stanford, CA  94305             Stanford University
                                                        (principal business: education)

 Martin A.              555 California Street           Vice Chairman
 Stein                  San Francisco, CA  94104        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Solomon D.             1801 California Street          President and Chief Executive Officer
 Trujillo               Denver, CO  80202               US West Communications Group
                                                        (principal business: communication)

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties

                 Robertson Stephens Investment Management Co.



     The following table sets forth information regarding the executive officers and directors of Robertson Stephens Investment Management Co. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    Michael J.      555 California Street      Chairman and President,
     Murray          San Francisco, CA  94104   Robertson Stephens Investment Management Co.
                                                (holding company)

                                                        and

                     555 California Street      President, Global Wholesale Bank
                     San Francisco, CA  94104   Bank of America NT&SA
                                                (principal business: banking and finance)


                            Bayview Holdings, Inc.



     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    G. Randall      555 California Street      Chairman of the Board and President
     Hecht           San Francisco, CA  94104   Bayview Holdings, Inc.
                                                (principal business: holding company)

     Terry R. Otton  555 California Street     Vice President and Chief Financial Officer
                     San Francisco, CA  94104  Bayview Holdings, Inc.
                                               (principal business: holding company)

                                                       and

                     555 California Street     Managing Director
                     San Francisco, CA  94104  BancAmerica Robertson Stephens
                                               (principal business: holding company)

                        BancAmerica Robertson Stephens


     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

     Keith C. Barnish     555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Walter J.            555 California Street     Senior Managing Director
     Bloomenthal          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Gregg H. Byers       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gideon Y.            555 California Street     Senior Managing Director
     Cohen                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Mark S.              555 California Street     Senior Managing Director
     Dawley               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Robert L. Emery      555 California Street     Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Martin               555 California Street     Senior Managing Director
     Essenberg            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Gene S.              555 California Street     Senior Managing Director
     Evenskaas            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Alison L. Falls      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Zed S. Francis, III  555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     David J.             555 California Street     Senior Managing Director
     Fullerton            San Francisco, CA  94104  (principal business: securities brokerage,


                                                    investment banking)

     Jonathan Hakala      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    David Halstead       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gregory V.           555 California Street     Senior Managing Director
     Johnson              San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    H. David Johnson     555 California Street     Senior Managing Director, Chief Operating Officer,
                          San Francisco, CA  94104  Chief Financial Officer and Secretary
                                                    (principal business: securities brokerage,
                                                    investment banking)

*    Michael G.           555 California Street     Managing Director
     McCaffery            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Steven T.            555 California Street     Senior Managing Director
     Monahan, Jr.         San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Katherine            555 California Street     Senior Managing Director
     Pattison             San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Robert T.            555 California Street     Chairman of the Board
     Slaymaker            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Michael A.           555 California Street     Senior Managing Director
     Smith                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Anthony J.           555 California Street     Senior Managing Director
     Taddey               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Charles B. Truett    555 California Street     Senior Credit Officer
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)